AB 6/20



SEC Mail Processing Section

MAY 30 2012

Washington, DC 121

SECURITIES AND EXCHANGE COMMISSION

12061667

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 65995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PI Financial (US) Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#1900 - 666 Burrard St.
(No. and Street)

Vancouver (City) British Columbia (State) V6C 3N1 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Andrew Murray (604) 664-3665
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

#1600 - 333 Seymour St. (Address) Vancouver, (City) British Columbia (State) V6E 0A4 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, D. Andrew Murray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PI Financial (US) Corp., as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title



Notary Public

Richard W. Thomas
Barrister & Solicitor
(604) 664-3617

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Report of independent registered public accounting firm

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the Board of Directors of PI Financial (US) Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended March 31, 2012, which were agreed to by PI Financial (US) Corp. (the "Company") and the US Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for year period from April 1, 2011 to March 31, 2012 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Vancouver, Canada

May 15, 2012

Chartered accountants

 Grant Thornton

Financial statements

PI Financial (US) Corp.

(Expressed in U.S. dollars)

March 31, 2012

Contents

 Grant Thornton

Report of independent registered public accounting firm

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the Board of Directors of PI Financial (US) Corp.

We have audited the accompanying statements of financial condition of PI Financial (US) Corp., as of March 31, 2012 and 2011, and the related statements of income, changes in financial condition and changes in stockholder's equity for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PI Financial (US) Corp. as of March 31, 2012 and 2011, and the results of its operations and its changes in financial condition for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule 1 through Schedule 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of the Company's management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Grant Thornton LLP

Vancouver, Canada

May 15, 2012

Chartered accountants

PI Financial (US) Corp.
Statements of financial condition

(Expressed in U.S. dollars)

March 31	2012	2011
Assets		
Current		
Cash	$ **3,514,521**	$ 3,529,990
Accounts receivable	**19,221**	40,373
Due from parent company (Note 6)	**30,977**	96,253
Due from clients	**-**	51,515
Income taxes receivable	**111,810**	120,183
Prepaid expenses	**842**	2,069
	$ **3,677,371**	$ 3,840,383
Liabilities		
Current		
Accounts payable and accrued liabilities	$ **22,010**	$ 34,939
Due to broker and dealer (Note 6)	**-**	51,515
Income taxes payable	**-**	191,195
	22,010	277,649
Stockholder's equity		
Capital stock (Note 5)	**1,225,100**	1,225,100
Retained earnings	**2,430,261**	2,337,634
	3,655,361	3,562,734
	$ **3,677,371**	$ 3,840,383

On behalf of the Board


Director


Director

See accompanying notes to the financial statements.

PI Financial (US) Corp.
Statements of income

(Expressed in U.S. dollars)

Year ended March 31	2012	2011
Income		
Institutional sales	$ **750,227**	$ 1,125,998
Private placements	**583,703**	824,134
Interest	**39,244**	21,307
Foreign exchange (loss) gain	**(95,308)**	164,566
	1,277,866	2,136,005
Variable compensation	**419,933**	599,257
Contribution to overhead	**857,933**	1,536,748
Expenses		
Advertising, entertainment and promotion	**1,279**	92
Audit and legal	**86,671**	53,578
Clearing fees (Note 6)	**62,515**	85,471
Consulting	**10,943**	5,776
Data processing	**40,109**	43,139
Memberships	**29,343**	31,807
Office and miscellaneous	**1,416**	6,101
Premises rental (Note 6)	**60,532**	59,158
Research fees (Note 6)	**108,020**	166,302
Trading fees (Note 6)	**23,895**	36,905
	424,723	488,329
Income before income taxes	**433,210**	1,048,419
Income taxes (Note 9)	**90,583**	159,513
Net income	$ **342,627**	$ 888,906

See accompanying notes to the financial statements.

PI Financial (US) Corp.
Statements of changes in financial condition

(Expressed in U.S. dollars)

Year ended March 31	2012	2011
Cash derived from (applied to)		
Operating		
Net income	$ **342,627**	$ 888,906
Change in non-cash operating working capital		
Decrease (increase) in accounts receivable	**21,152**	(36,562)
Decrease in amounts due from parent company	**65,276**	47,622
Decrease (increase) in amounts due from clients	**51,515**	(51,515)
Decrease in prepaid expenses	**1,227**	3,012
Decrease in income taxes receivable	**8,373**	2,497
Decrease in accounts payable and accrued liabilities	**(12,929)**	(2,542)
Decrease in amounts due to clients	**-**	(104,788)
(Decrease) increase in amounts due to broker and dealer	**(51,515)**	51,515
(Decrease) increase in taxes payable	**(191,195)**	191,195
	234,531	989,340
Financing		
Dividends paid	**(250,000)**	(250,000)
Net (decrease) increase in cash	**(15,469)**	739,340
Cash, beginning of year	**3,529,990**	2,790,650
Cash, end of year	$ **3,514,521**	$ 3,529,990

	2012	2011
Supplemental cash flow information		
Interest received	$ **39,244**	$ 21,307
Income taxes (paid) received, net	**(273,405)**	28,714

See accompanying notes to the financial statements.

PI Financial (US) Corp.
Statements of changes in stockholder's equity

(Expressed in U.S. dollars)
Year ended March 31, 2012

	Common stock						
	Shares		Amount		Retained earnings		Total
Balance, March 31, 2010	1,225,100	$	1,225,100	$	1,698,728	$	2,923,828
Net income, year ended March 31, 2011					888,906		888,906
Dividends paid	-		-		(250,000)		(250,000)
Balance, March 31, 2011	1,225,100		1,225,100		2,337,634		3,562,734
Net income, year ended March 31, 2012					342,627		342,627
Dividends paid	-		-		(250,000)		(250,000)
Balance, March 31, 2012	**1,225,100**	**$**	**1,225,100**	**$**	**2,430,261**	**$**	**3,655,361**

See accompanying notes to the financial statements.

1. Nature of operations

PI Financial (US) Corp. (the "Company") is a broker/dealer registered under the United States Securities Exchange Act of 1934 and incorporated under the Business Corporations Act (British Columbia) on January 13, 2003.

PI Financial (US) Corp. became a registrant with the Financial Industry Regulatory Authority ("FINRA") of the United States of America on December 2, 2003.

2. Summary of significant accounting policies

a Generally accepted accounting principles

These financial statements are prepared in United States (U.S.) dollars, in accordance with accounting principles generally accepted in the United States of America.

b Basis of presentation

These financial statements are prepared based on settlement date basis, except as disclosed in Note 2(d).

c Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

d Revenue recognition

Institutional sales revenue consists of revenue generated through commission based brokerage services provided to institutional clients, recognized on a trade date basis.

Private placement revenue consists of commissions earned on private placements of securities. Commissions earned on private placements of securities are recorded when the underlying transaction is substantially completed under the engagement terms and the related revenue is reasonably determinable.

Interest revenue consists of amounts earned on cash deposited in bank accounts. The interest is recognized as it is earned.

2. Summary of significant accounting policies (continued)

e Foreign currency translation

The Company uses the Canadian dollar as its functional currency. These financial statements have been translated into U.S. dollars for regulatory purposes. Monetary assets and liabilities accounts denominated in Canadian dollars are translated into United States dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses denominated in Canadian dollars are translated at the exchange rate in effect at the transaction date. Gains and losses from currency translations are included in the determination of income for the year.

f Income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by a valuation allowance where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more-likely-than-not criterion.

g Accounting for uncertainty in income taxes

The Company recognizes uncertain tax positions that are more-likely-than-not (50% or greater), based on the technical merits of the position. With the adoption of this standard, the Company has performed a comprehensive review of all material tax positions in accordance with recognition and measurement standards established by FIN 48 (now known as ASC 740).

Based on this review, the provisions of FIN 48 did not have a material impact on the Company's financial statements.

h Cash

Cash includes cash on hand, held at one financial institution.

3. Financial instruments, fair value measurements

The Company follows guidance under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") or ("Codification") Topic 820 *Fair Value Measurements and Disclosures* with regard to financial assets and liabilities measured on a recurring basis. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

3. Financial instruments, fair value measurements (continued)

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Inputs other than Level 1 inputs that are either directly or indirectly observable such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable; or other inputs not directly observable, but derived principally from, or corroborated by, observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity

The Company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

4. Financial instruments

Fair value

The financial instruments consist of cash, accounts receivable, due from clients, due from parent company, accounts payable and accrued liabilities, and due to broker and dealer. The carrying value approximates fair value due to their short maturities.

Risk management

In the normal course of business the Company is exposed to credit risk, liquidity risk, market risk, fair value risk, interest rate risk and foreign exchange risk. These risks are managed in the following manner:

a Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. To minimize its exposure, the Company trades only for institutional investors, requires settlement of securities transactions on a delivery against payment basis, monitors credit exposures, and monitors the total value of transactions with counterparties.

As at March 31, 2012, all accounts receivable, due from clients and due from broker and dealer are current. Management believes that counterparty concentrations are in the normal course of business and are not unusual. No provisions have been made for any potential uncollectable accounts.

4. Financial instruments (continued)

Risk management (continued)

b *Liquidity risk*

Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due. The Company's management oversees the liquidity risk management program to ensure the Company has access to enough readily available funds to cover its financial obligations as they come due. The Company's business requires capital for operating and regulatory purposes. The current assets reflected on the statement of financial condition are highly liquid. Client receivables are secured by readily marketable securities and are reviewed daily for impairment in value and collectability.

c *Market risk*

Market risk is the risk that the fair value or future cash flows of the financial instrument will fluctuate because of changes in market prices. For purposes of disclosure, the Company segregates market risk into three categories: fair value risk, interest rate risk and currency risk.

Fair value risk

Fair value risk is the potential for loss from an adverse movement in the value of a financial instrument. It is management's opinion that the Company is not exposed to significant fair value risk from these financial instruments.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments held by the Company. The Company is exposed to interest rate risk on the cash balances held.

Interest rate sensitivity analysis

The following table provides the effect on net income if interest rates were to decrease or increase by 100 basis points ("bp") for the year ended March 31, 2012, applied to the balances as of this date. This analysis assumes that all other variables remain constant. Due from/to clients and due from/to broker and dealer amounts do not bear interest so there is no interest rate risk on these balances.

	Carrying value	Effect of a 100 bp increase in interest rates on net income	Effect of a 100 bp decrease in interest rates on net income
Cash	$ 3,514,521	$ 35,145	$ (34,767)

4. Financial instruments (continued)

Risk management (continued)

c *Market risk* (continued)

Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company incurs currency risk on financial instruments denominated in currencies other than their functional currency, which includes cash, accounts receivable, client receivables and payables, and broker receivables and payables.

Currency risk sensitivity analysis

The following table summarizes the effect on net income as the result of a 5% change in the value of foreign currencies where there is significant exposure. This analysis assumes all other variables remain constant.

	Net exposure	Effect of a 5% increase in foreign exchange rate on net income	Effect of a 5% decrease in foreign exchange rate on net income
Canadian dollar reflected in U.S. dollar equivalent	**$ 3,589,164**	**$ (179,458)**	**$ 179,458**

5. Capital stock

	2012	2011
Authorized		
100,000,000 common shares without par value		
Issued		
1,225,100 common shares	**$ 1,225,100**	$ 1,225,100

(Expressed in U.S. dollars)

6. Related party transactions

a During the year ended March 31, 2012, the Company paid research and trading fees of $131,915 (2011: $203,207), clearing fees of $62,515 (2011: $85,471) and rent of $60,532 (2011: $59,158) to its parent company, PI Financial Corp.

b At March 31, 2012, amounts due to broker and dealer include $Nil (2011: $51,515) due to PI Financial Corp.

c At March 31, 2012, amounts due from parent company include $30,977 (2011: $96,253) due from PI Financial Corp.

d During the year ended March 31, 2012, the Company paid dividends of $250,000 (2011: $250,000) to PI Financial Corp.

The above transactions occurred in the normal course of operations and are measured at the exchange amount as agreed to by the related parties.

7. Concentrations

For the year ended March 31, 2012, two (2011: two) customers accounted for more than 10% of the Company's commission, private placement and corporate finance revenue totalling approximately $483,000 (2011: $792,000).

8. Capital requirements

The Company requires capital for operating and regulatory purposes including the funding of current and future operations. The capital structure is defined as stockholder's equity which is comprised of capital stock and retained earnings.

The Company's capital management framework is designed to exceed the level of capital that will meet the Company's regulatory capital requirements, fund current and future operations, and ensure that the Company is able to meet its financial obligations as they become due.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital. The Company follows the primary (aggregate indebtedness) method under rule 15c3-1 with the K(2)(i) exemption which requires the Company to maintain minimum net capital equal to the greater of $100,000 and one-fifteenth of aggregate indebtedness. If the net capital ratio exceeds 10 to 1, the Company may not withdraw equity capital or pay cash dividends.

(Expressed in U.S. dollars)

8. Capital requirements (continued)

At March 31, 2012, the Company had net capital of $3,093,438 which was $2,993,438 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.0071 to 1. As at March 31, 2012, the Company was in compliance with all minimum regulatory requirements.

Net capital is a non-GAAP measure and it is a prescribed calculation by the Securities and Exchange Commission's Uniform Net Capital Rule. As a result, the measure may not be comparable to similar measures prescribed by other companies.

9. Income taxes

Under the International Financial Activity Act of the Province of British Columbia, certain operations of the Company qualify as prescribed activities for provincial tax relief thereby reducing the applicable statutory rate.

	2012	2011		**2012**		2011
	Percentage of income					
Income taxes at the statutory rate	**26.1**	28.0	$	**113,198**	$	293,557
International financial business recovery of provincial taxes	**(11.3)**	(8.5)		**(49,123)**		(89,046)
Effect of permanent differences	**5.7**	(4.5)		**24,904**		(46,901)
Rate differential and others	**0.4**	0.2		**1,604**		1,903
Income tax provision	**20.9**	15.2	$	**90,583**	$	159,513

10. Subsequent events

The Company has evaluated its operations subsequent to March 31, 2012, through the audit report date and has determined there are no material subsequent events to disclose in the financial statements.

PI Financial (US) Corp.

Schedule 1

Focus report - Part IIA - computation of net capital

(Expressed in U.S. dollars)
March 31, 2012

Firm ID: 127404

1			Total ownership equity (o/e)	$ 3,655,361
2			Deduct o/e not allowable for net capital	
3			Total o/e qualified for net capital	3,655,361
4			Add:	
	A		Allowable subordinated liabilities	
	B		Other deductions or credits	
			Description	
			FINRA Rule 3020(b)(2)	(188,702)
5			Total capital and allowable subloans	3,466,659
6			Deductions and/or charges:	
	A		Total non-allowable assets	(162,850)
	B		Aged fail to deliver	
		1.	Number of items	
	F		Other deductions and/or charges	
7			Other additions and/or allowable credits	
8			Net capital before haircuts	3,303,809
9			Haircuts on securities:	
	A		Contractual commitments	
	B		Subordinated debt	
	C		Trading and investment sec:	
		1	Exempted securities	
		2	Debt securities	
		3	Options	
		4	Other securities	
	D		Undue concentration	
	E		Other	
			Description: haircut on Canadian dollar currency deposits of $3,506,183.	(210,371)
10			Net capital	$ 3,093,438
11			Minimum net capital required (based on 6 2/3% of total aggregate indebtedness)	$ 1,467
12			Minimum dollar requirement	$ 100,000
13			Net capital requirement (greater of line 11 or 12)	$ 100,000
14			Excess net capital	$ 2,993,438
15			Net capital less greater of (net capital - 10% of AI or 120% Net Capital Requirement)	$ 2,973,438

PI Financial (US) Corp.

Schedule 1 (continued)

Focus report - Part IIA - computation of net capital

(Expressed in U.S. dollars)
March 31, 2012

Firm ID: 127404

Computation of aggregate indebtedness

16	Total AI liability from statement of financial condition	$	**22,010**
17	Add:		
A	Drafts for immediate credit		
B	Market value of sec borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts		
19	Total aggregate indebtedness	$	**22,010**
20	Ratio of AI/NC		**0.71%**
29	Percentage of debt to debt equity		**0.00%**

PI Financial (US) Corp.
Other representations

Schedule 2

(Expressed in U.S. dollars)
March 31, 2012

Firm ID: 127404

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2012.
PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2012.
PI Financial (US) Corp. is exempt from 15c3-3, due to the K(2)(i) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report describing any material inadequacies found to exist since the date of the last audit

This particular report is not applicable to the above firm as at March 31, 2012. There have been no material inadequacies found to exist since the date of the last annual audit.

PI Financial (US) Corp.
Reconciliation of computation of net capital

Schedule 3

(Expressed in U.S. dollars)
March 31, 2012

Firm ID: 127404

Net capital per firm (per March 31, 2012 focus report submitted April 25, 2012)	$	**3,093,438**
Add: no adjustments		-
Deduct: no adjustments		-
Net capital per audited computation of net capital as at March 31, 2012	$	**3,093,438**

Supplementary report of independent registered public accounting firm on internal control required by SEC Rule 17a-5

(Expressed in U.S. dollars)
March 31, 2012

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors
PI Financial (US) Corp.
Vancouver, Canada

In planning and performing our audits of the financial statements of PI Financial (US) Corp. (the "Company"), as at and for the year ended March 31, 2012, in accordance with the auditing standards generally accepted in the United States of America established by the American Institute of Certified Public Accountants, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on effectiveness of the Company's internal control. Accordingly, we express no such opinion.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Supplementary report of independent registered public accounting firm on internal control required by SEC Rule 17a-5

(Expressed in U.S. dollars)
March 31, 2012

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described herein and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vancouver, Canada

May 15, 2012

Grant Thornton LLP

Chartered accountants